CORD BLOOD AMERICA, INC.
                      10940 WILSHIRE BOULEVARD, SIXTH FLOOR
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE: (310) 443-4153


                                                              October 6, 2004



Greg Belliston, Esq.
United States Securities and
    Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 3-09


         RE:      Cord Blood America, Inc.
                  Form 10-SB, Amendment No. 2
                  File No. 000-50746


Dear Mr. Belliston:

         Cord Blood America, Inc. (the "Company") hereby requests that its Amendment No. 2 to Registration Statement on Form 10-SB (the "Amendment No. 2"), filed with the Securities and Exchange Commission on October 4, 2004, be withdrawn.

         The Amendment No. 2 is being withdrawn for inadvertent non-compliance with Regulation S-T.

         The Company confirms that no securities have been issued or sold pursuant to its Registration Statement on Form 10-SB or any amendment thereto, including the Amendment No. 2.

         Should you have any questions or comments, please do not hesitate to contact the Company's counsel, Gary D. Lipson, at (407) 246-6577.


                                   Sincerely,

                                   /s/ Matthew L. Schissler
                                   -------------------------------------
                                   Matthew L. Schissler,
                                   Chairman and Chief Executive Officer